Hogan & Hartson

l.l.p.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL. (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

July 20, 2005

Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed April 26, 2005
File No. 333-124351

Form 10-K for the fiscal year ended 6/30/2004, as amended
Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2005
File No. 0-21059

Dear Mr. Shuman:

     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below is a supplemental response to the Staff’s comment number 2 in its letter dated July 7, 2005 relating to the Staff’s review of the above filings and our response to the Staff’s comment dated July 19, 2005.

Form S-3

     Form 8-K/A: Date of Report: March 24, 2005

2.	We note that the financial statements included in this Form 8-K/A includes historical financial statements for the year ending September 30, 2004. However, the financial statements of Double Helix Solutions Limited should include historical financials for the interim period along with footnotes. See Rule 3-05 of Regulation S-X.

     July 19th Response: The Company will file an amended Form 8-K/A to include the required financial statements of Double Helix Solutions Limited as of December 31, 2004 and December 31, 2003, including a balance sheet of the most recent interim period, comparative income statement, statement of cash flows and required footnote disclosures.

BERLIN   MUNICH   BRUSSELS    LONDON    PARIS    BUDAPEST    PRAGUE    WARSAW    MOSCOW    BEIJING    SHANGHAI    TOKYO

NEW YORK   BALTIMORE    McLEAN    MIAMI    DENVER    BOULDER    COLORADO SPRINGS    LOS ANGELES

Hogan & Hartson L.L.P.

Mark P. Shuman
U.S. Securities & Exchange Commission
July 20, 2005

     Supplemental Response: Upon further investigation, Ace*Comm has determined that Double Helix Solutions Limited meets the definition of a “foreign business” under Rule 1-02(l) of Regulation S-X and therefore is permitted to comply with Rule 3-05(c) of Regulation S-X. As provided thereunder, the historical financial statements are permitted to comply to with Item 17 and the updating requirements of Item 8 of Form 20-F. As such, since the historical financial statements included in our Form 8-K/A are within nine months of the filing, it is the Company’s position that historical interim financials are not required. However, given that Ace*Comm has included pro forma financial statements for the nine months ended March 31, 2005 (using Double Helix six months ended December 31, 2004, as permitted), if the Staff believes that historical financial statements should accompany the pro forma statements to provide an additional point of comparison for investors, the Company would be prepared to amend the Form 8-K/A to include historical interim financial statements of Double Helix as of and for the quarter ended December 31, 2004.

*  *   *   *   *

     Your attention to this response is greatly appreciated. Should you have any questions concerning the above, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.

Respectfully submitted,

Steven M. Kaufman

Enclosures

cc:	Steven R. Delmar
Frank A. Bacelli